

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

September 25, 2015

<u>Via E-mail</u>
John F. Gehring
Chief Financial Officer
Conagra Foods, Inc.
One Conagra Drive
Omaha, NE  68102

> **Re:    Conagra Foods, Inc.**
> **Form 10-K for Fiscal Year Ended May 31, 2015**
> **Filed July 17, 2015**
> **File No. 001-07275**

Dear Mr. Gehring:

We have reviewed your filing and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond.  If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended May 31, 2015

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 17

Liquidity and Capital Resources, page 28

Sources of Liquidity and Capital, page 28

1.    Disclosure on page 29 of your filing states that debt reduction is expected to remain a component of capital allocation in the foreseeable future.  In this connection, we note that although your total debt balance decreased compared to the prior year, payments due within one year increased from $76.3 million to $1.0 billion and payments due in one to three years increased from $1.0 billion to $2.3 billion.  Tell us how you considered providing disclosure specifically explaining how you plan to address this change to your

debt profile including with regard to the allocation of cash resources to satisfy your debt obligations. Refer to Item 303(a)(1) of Regulation S-K and section IV.D. of SEC Release No. 33-8350. As part of your response, address the extent to which current year debt repayments are expected to impact your ability to meet your working capital needs, planned capital expenditures, and payment of anticipated quarterly dividends.

Obligations and Commitments, page 30

2.      We note the funded status of your pension plans was $(433.0) million as of May 25, 2014 and $(553.2) million as of May 31, 2015. Please revise to provide information regarding the timing and amount of expected pension contributions as part of your disclosure of contractual obligations, including explanatory language regarding the factors that could affect your estimates of future minimum statutory funding requirements and expected contributions. Refer to Item 303(a)(5) of Regulation S-K and, for further guidance, section II.C. of SEC Release 33-9144.

Critical Accounting Estimates, page 32

Business Combinations, Impairment of Long-Lived Assets (including property, plant and equipment), Identifiable Intangible Assets, and Goodwill, page 35

3.      During the fiscal year ended May 31, 2015, you recognized charges totaling $1.53 billion for the impairment of goodwill in your Private Brands segment. Disclosure in your filing states that additional, material impairment charges may be recognized in future periods if the future performance of one or more of the reporting units within the Private Brands segment falls short of your expectations or if there are significant changes in risk-adjusted discount rates. Please provide expanded disclosure to:
*   Describe the methods and key assumptions used in determining fair value and how the key assumptions were determined;
*   Discuss the degree of uncertainty associated with the key assumptions; and
*   Address potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

4.      We note that you assessed the recoverability of amortizing intangible assets related to certain reporting units within your Private Brands segment, but that no impairments were recognized as you expect to recover the carrying value. However, you recognized impairment charges of $43.7 million in your Private Brands segment to write-down indefinite lived intangible assets. Please tell us about the conclusions reached as of May 31, 2015 with regard to the impairment of intangible assets and describe the changes that occurred subsequently that led to the statement in your August 13, 2015 filing on Form 8-K that the assets in your Private Brands segment are impaired. Refer to the guidance regarding the recognition and measurement of an impairment loss per FASB ASC 350-20-35 and 360-10-35, as applicable.

Notes to Consolidated Financial Statements

Note 7 – Investments in Joint Ventures, page 58

5.       We note that you contributed all of the assets of ConAgra Mills in exchange for a 44% ownership interest in the Ardent Mills joint venture.  We also note that Ardent Mills distributed $391.4 million in cash to you as a return of capital.  Please describe your accounting treatment for this transaction, including with regard to the $625.6 million gain recognized.  Refer to FASB ASC 845-10-25.  With your response, tell us how you determined that your legacy milling business should be presented as discontinued operations pursuant to ASU 2014-08.

Note 23 – Subsequent Events, page 90

6.       Disclosure in your Form 10-K states that you plan to sell substantially all of your Private Brand operations, but that the planned sale did not meet the criteria for the related assets and liabilities to be classified as held-for-sale for the fiscal year ended May 31, 2015.  In your August 13, 2015 filing on Form 8-K, you state that management has determined that assets related to your Private Brands segment are required to be classified as assets held-for-sale.  Please provide us with an explanation for this change in your conclusion regarding the classification of the assets related to your Private Brands segment.  With your response, tell us whether the operations of your Private Brands business currently meet the conditions to be reported in discontinued operations pursuant to ASU 2014-08.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Sandy Eisen at (202) 551-3864 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3311 with any other questions.

Sincerely,

/s/ Ethan Horowitz

Ethan Horowitz
Branch Chief
Office of Natural Resources